UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 35)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On November 1, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged the following documents with the Australian Securities & Investments Commission.

Document Number	Description	
1.	Thirty Fifth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited; and	pg. 4
2.	Notice Under Section 650D Of The Corporations Act (Extension of Offer Period).	pg. 10

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Document 1

PLACER DOME ASIA PACIFIC LIMITED

THIRTY FIFTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 (**"Original Statement"**) by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) (**"Bidder"**) which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers (**"Offers"**) for all of the ordinary shares (**"Shares"**) in AurionGold Limited (ABN 60 008 560 978) (**"AurionGold"**).

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on:

27 May 2002	4 July 2002	2 August 2002	30 August 2002	14 October 2002
7 June 2002	10 July 2002	6 August 2002	9 September 2002	16 October 2002
11 June 2002	12 July 2002	7 August 2002	10 September 2002	17 October 2002
17 June 2002	25 July 2002	8 August 2002	20 September 2002	23 October 2002
24 June 2002	29 July 2002	16 August 2002	23 September 2002	
26 June 2002	30 July 2002	19 August 2002	2 October 2002	
27 June 2002	31 July 2002	28 August 2002	11 October 2002	

(**"Previous Supplementary Bidder's Statements"**).

This Thirty Fifth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Placer Dome Inc. Press Release

Attached as Annexure A is a press release by Placer Dome Inc. in relation to extension of the Offer Period from 6.00pm (Sydney time) Friday, 1 November 2002 to 6.00pm (Sydney time) Friday, 8 November 2002.

A copy of the press release will be sent to all AurionGold shareholders who have not accepted the Offer and all holders of options to acquire shares in AurionGold.

Dated: 1 November 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 1 November 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 1 November 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PLACER DOME INC. PRESS RELEASE


goldstory
PDG

PLACER DOME EXTENDS AURIONGOLD OFFER

Vancouver, Canada, October 31, 2002; Brisbane, Australia, November 1, 2002:

Placer Dome Inc ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, will extend the scheduled closing date of its offer for AurionGold Limited ("AurionGold") (the "Offer") by 1 week to 6:00pm (AEST) on Friday, 8 November 2002.

Remaining AurionGold shareholders should be aware that the AurionGold Board recommended on 14 October that AurionGold shareholders, having regard to their individual circumstances, either accept the Offer or sell their shares on market while the Offer remains open.

Placer Dome's shareholding in AurionGold is now over 78%. The two largest shareholders in AurionGold, being Colonial First State and M&G Investment Management, have accepted the Offer.

Prospect of compulsory acquisition

If Placer Dome becomes entitled to 90% of the shares in AurionGold, it intends to compulsorily acquire the remainder of the company. In these circumstances, Placer Dome will acquire any outstanding shares and AurionGold will seek de-listing of its shares. The compulsory acquisition process typically takes approximately 2 months to complete and it is important to understand that, if this should occur, you will be paid later than those AurionGold shareholders who accept the Offer or sell their shares on market while the Offer remains open.

Offer Status

The Offer is open and capable of immediate acceptance. The Offer has been extended to a scheduled close of 6:00pm (AEST) on Friday, 8 November 2002. AurionGold shareholders should contact their financial or other professional adviser if they are in any doubt as to how to act in relation to the Offer.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME IN

Broker Handling Fees

The revised broker handling fee (as outlined in previous announcements including Placer Dome's twenty fifth supplementary bidder's statement on 10 September 2002) will be available until the scheduled close of the Offer at 6:00pm on Friday, 8 November 2002. Placer Dome has not yet made a decision about whether it will extend the Offer, or if it extends the Offer whether any further broker handling fee will be payable.

-end-

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

In North America:
George Brack
Macquarie North America Ltd
(1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

On the Internet: www.placerdome.com

CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc

Document 2

NOTICE UNDER SECTION 650D OF THE CORPORATIONS ACT EXTENSION OF OFFER PERIOD

TO: AurionGold Limited ("**AurionGold**")

(ABN 60 008 560 978)

Australian Securities & Investments Commission ("**ASIC**")

Each person to whom an offer was made ("**Offer**") pursuant to the Bidder's Statement dated 27 May 2002 ("**Bidder's Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") who has not accepted the Offer and each holder of options to acquire shares in AurionGold.

Extension of Offer Period

In accordance with section 650D of the Corporations Act 2001, the Bidder gives notice that it varies the Offers by extending the closing date of the Offer from 6:00 pm (Sydney time) on Friday, 1 November 2002 to 6:00 pm (Sydney time) on Friday, 8 November 2002.

Unless the context requires otherwise, terms defined in the Bidder's Statement have the same meaning as in this Notice.

Dated: 1 November 2002

SIGNED by **PETER TOMSETT** and **JOHN LONEY** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who are authorised to sign this Notice pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 1 November 2002.

Peter Tomsett	**John Loney**
Director	Director

A copy of this Notice was lodged with the Australian Securities and Investments Commission on 1 November 2002. ASIC does not take any responsibility for the contents of this Notice.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

November 1, 2002